SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FYII Part 1 of 5

Start
Part 1 of 5

Aviva plc

News Release
Aviva plc
2011 Preliminary Results
8 March, 2012

Good progress - beating operating targets

Strong operating performance - beating our targets
■ Operating profit of £2.5 billion, up 6% on a continuing basis*
■ £2.1 billion operating capital generation (FY 2010: £1.7 billion)
■ New business internal rate of return increased to 14.4% (FY 2010: 13.3%)
■ Group combined operating ratio improved to 96.8% (FY 2010: 97.1%)
■ Full year dividend of 26 pence (FY 2010:  25.5 pence)

Profitable growth in life insurance
■ Life insurance operating profit up 7% to £2.1 billion (FY 2010: £2.0 billion)
■ Long term savings sales of £31.4 billion, 6% lower (FY 2010: £33.6 billion)
■ UK life and pension profits up 8% to £920 million (FY 2010: £850 million)

Underwriting excellence driving profitable growth in general insurance
■ General insurance operating profit up 3% to £935 million (FY 2010: £904 million)
■ General insurance & health net written premiums up 8% to £9.2 billion (FY 2010: £8.5 billion)
■ UK general insurance and health profit up 7% to £520 million (FY 2010: £488 million)

Resilience in volatile markets
■ Profit before tax of £87 million (FY 2010: £2.4 billion) was mainly impacted by adverse unrealised investment variances
■ IFRS NAV resilient at 435p (FY 2010: 454p)
■ Estimated IGD surplus of £3.3 billion at 29 February 2012 (31 December 2011: £2.2 billion)

Andrew Moss, Group Chief Executive, commented:

"We delivered a strong operating performance in 2011. Despite challenging market conditions we have beaten all our operating targets. We have made good strategic progress, focusing on markets where we will grow and earn higher returns.

"Aviva continues to perform well, even in tough times. We made great progress in the UK, growing profits and market share and we increased operating profits in Europe.

"Looking to 2012, we have increased our operating targets underlining our confidence in Aviva's continued success."

* Operating profit on a continuing basis, excluding Delta Lloyd, was £2.1 billion (FY 2010: £2.0 billion).

Key financial highlights

IFRS	2011 £m	2010 £m	Sterling % change
Long-term business	2,123	1,988	7%
General insurance and health	935	904	3%
Fund management	99	98	1%
Other operations and regional costs	(207)	(177)	(17)%
Corporate centre	(138)	(143)	3%
Group debt and other interest costs	(657)	(644)	(2)%
Operating profit before tax (excluding Delta Lloyd as an associate) - continuing operations	2,155	2,026	6%
Share of operating profit (before tax) of Delta Lloyd, as an associate	157	-	n/a
Operating profit before tax - continuing operations	2,312	2,026	14%
Operating profit before tax - discontinued operations	191	524	(64)%
Operating profit before tax	2,503	2,550	(2)%
Profit after tax	60	1,892	(97)%

Earnings per share	5.8p	50.4p	(88)%
Operating earnings per share	53.8p	55.1p	(2)%
Profit before tax	87	2,440	(96)%
Return on equity	12.0%	14.8%	(2.8)%

Capital

	31 December 2011	31 December 2010	Sterling % change
Operating capital generation	£2.1bn	£1.7bn	24%
Total dividend per share	26.0p	25.5p	2%

	29 February 2012	31 December 2011	31 December 2010	Sterling % change
Estimated proforma IGD solvency surplus at 29 February 2012*	£3.3bn
IGD solvency surplus		£2.2bn	£3.8bn	(42)%
IFRS net asset value per share	457p**	435p	454p	(4)%
EEV equivalent net asset value per share		595p	621p	(4)%

* Proforma includes the benefit of capital transactions in 2012.

** Estimated IFRS NAV at 29 February 2012.

Long-term business

	Long-term savings sales		IRR
Continuing operations	12 months 2011 £m	12 months 2010 £m	12 months 2011%	12 months 2010%
United Kingdom	11,315	10,298	15%	15%
Aviva Europe	10,891	13,537	14%	13%
North America	3,932	4,728	14%	14%
Asia Pacific	1,782	1,617	13%	11%
Total life and pensions - continuing operations	27,920	30,180	14%	13%
Total investment sales	3,473	3,387
Total long-term savings sales - continuing operations	31,393	33,567

General insurance and health

	Net written premiums		Operating profit			GI COR
Continuing operations	12 months 2011 £m	12 months 2010 £m	12 months 2011 £m	12 months 2010 £m	12 months 2011%	12 months 2010%
United Kingdom	4,912	4,539	552	579	96%	96%
Aviva Europe	2,059	1,953	137	109	101%	103%
North America	2,083	1,958	254	222	95%	97%
Asia Pacific	108	72	(8)	(6)	108%	134%
Total general insurance and health - continuing operations	9,162	8,522	935	904	97%	97%

The Group's accounting policy for operating profit (also referred to as Group adjusted operating profit) remains consistent with prior periods and is set out on page 44.

Group chief executive's review

A year of good progress

In a year dominated by uncertainty in Europe...

Concerns over the macro-economic environment in Europe dominated market sentiment, resulting in exceptional market volatility and uncertainty in 2011. Against this backdrop, I am pleased to report a year of good progress and operating profits of £2.5 billion.

...we have beaten our operating targets…

During the year we beat our operating targets. We generated £2.1 billion of operating capital. In life insurance, we delivered an internal rate of return (IRR) of 14.4%. In general insurance, we achieved a combined operating ratio (COR) of 96.8%.  We also remain on track to meet our £400 million cost and efficiency target by the end of 2012.

...and we are paying an increased dividend...

In a challenging year, our resilient performance enabled us to pay a total dividend to our shareholders of 26p for 2011, an increase of 2% over 2010.

...because our strategy is working.

Our strategic priorities for 2011 were to increase operating capital generation, allocate capital to our chosen markets where we can grow and earn the highest returns, and simplify our portfolio. We have made good progress against each priority.

We have significantly increased operating capital generation. In our 12 priority markets operating profits increased by 9% and we have delivered a strong performance in a number of our other markets. We have achieved this by making tough choices, supporting new business growth in markets where we can earn a strong return, such as the UK, and writing less capital intensive business in other markets. As a result, whilst life and pensions sales are marginally lower we are growing the business profitably.

In the UK, which accounts for approximately half of our profits, we have made good progress in our ambition to be the undisputed market leader. With our broad product range and our strengths in underwriting, claims and distribution we have grown operating profits, sales and market share and are well prepared to take advantage of changes such as the Retail Distribution Review and auto-enrolment.

In Europe, we increased operating profits and improved new business profitability and delivered strong operating performances in major markets such as France, Spain and Poland. In markets where conditions have been difficult we've taken action. In Ireland, for example, we have decided to combine the business with the UK region so that it can benefit from the UK's scale and underwriting expertise. Whilst in the short term trading conditions in some European markets will be challenging, in the medium-term, Europe contains some of the most attractive insurance markets in the world with strong savings rates.

In North America, operating earnings increased in both our US and Canadian businesses. In Asia, our investment in our relatively young businesses is clearly paying off as we successfully grow profits and build an attractive franchise.

Aviva Investors made good progress with net external sales at a record £5.6 billion on an underlying basis.

In 2011, consistent with our focus on investing our capital where we can grow and earn the highest returns, we sold a further 15% stake in Delta Lloyd, raising around £0.4 billion and reducing our presence in the Benelux markets. We also sold our roadside breakdown business RAC at 17 times earnings for £1 billion.

In addition we sold Aviva Investors business in Australia, concluded our partnership in the UAE and, in January 2012, we agreed the sale of our operations in Hungary, Romania, the Czech Republic and our exit from Slovakia.

Our progress in 2011 owes much to the actions we have taken over a number of years to transform Aviva. Since 2009 we have increased operating profits from £2.0 billion to £2.5 billion, doubled operating capital generation and reduced our cost base from £5.1 billion to £4.1 billion**.  In addition, the pension deficit of £1.7 billion has now moved into a surplus. As a result Aviva is a leaner and stronger company today.

We delivered further profitable growth in life insurance...

Life insurance performance was strong in 2011. We have allocated capital to more profitable areas, such as unit linked and term assurance, and away from more capital intensive products such as with-profits in Europe. We improved the profitability of our life insurance business with a 14.4% life new business IRR, ahead of our target of at least 12%, and increased life insurance operating profits by 7% to £2,123 million.

In the UK, the life insurance result is a real highlight. We grew our share of an expanding life and pensions market and sales increased 10% to £11,315 million. We have a 25% market share in individual annuities and are number two in the life insurance protection market. UK life insurance operating profits increased by 8% to £920 million, double the level six years ago, and new business profitability remained strong with an IRR of 15%.

...and achieved a good general insurance result.

We continued to grow our general insurance business profitably reflecting progress made in recent years to reduce costs and improve pricing. Our underwriting strength is a major competitive advantage and we increased underwriting profits significantly last year. Total general insurance and health net written premiums increased 8% to £9,162 million and we grew operating profits by 3% to £935 million.

UK general insurance performance has been particularly strong. General insurance and health sales increased 8% and we delivered a COR of 96%. We are the market leader in the UK and we hold top three positions in all our major classes of business, including personal motor (with 413,000 net new customers in 2011), homeowner, commercial motor and commercial property.

** on a continuing basis excluding Delta Lloyd

In Aviva Europe general insurance and health net written premiums increased 5% to £2,059 million driven by successful rating actions in a number of markets. General insurance profitability improved and we delivered a COR of 101% (FY 2010:103%).

And we have remained focused on balance sheet strength

The strength of our balance sheet is a clear priority and we have taken steps to ensure our capital position remains resilient. Over the last few years we have de-risked the business and strengthened our capital position which enabled us to withstand the extreme volatility in the European sovereign debt market in the second half of 2011. Our estimated IGD solvency surplus at 29 February 2012 was £3.3 billion (31 December 2011: £2.2 billion) as a result of market improvements and actions we have taken since the beginning of 2012.

Aviva has an excellent track record of managing our assets and market exposures. We suffered minimal defaults on our financial investments in 2011. Whilst our balance sheet has been impacted by unrealised losses, we hold the vast majority of our assets for the longer term and the equity hedging we have in place means our capital is largely protected against adverse market movements.

We continue to engage constructively with regulators and policy-makers and take the necessary steps to ensure that we are well prepared for the introduction of Solvency II.

Our customers are central to our success…

We serve 43 million customers and we know that for Aviva to be a sustainable and successful business we must continue to provide good value and excellent service. As governments face increasing budget pressure, there will be an increasing demand for insurers, like Aviva, to fill the long-term savings gap. But customers will only choose Aviva, stay with us and recommend us if we look after them well.

...so we continue to invest in new ways to serve them...

We continue to invest and innovate in digital technology and social media so that we can serve our customers more effectively. We have made good progress and currently have a number of research and development pilots underway in areas such as claims, underwriting and customer service and we were ranked 8th, and the top financial services company, in the FTSE 100 Social Media Index.

…with the support of our distribution partners...

We continue to work closely with our distribution partners around the world so that we can serve our customers effectively. Our diverse network of partners - including banks and brokers - is one of Aviva's core strengths and an area in which we will continue to invest.

We have created one of the largest and most successful bancassurance franchises in the insurance sector with 130 partners. In the UK alone last year we expanded our distribution network with new agreements with HSBC, Santander and Barclays.

…so that more and more customers recommend us.

Last year more of our customers were willing to recommend us than ever before. We improved our customer satisfaction measure, Net Promoter Score™, last year and now more than half of our businesses operate in the upper quartile relative to local competition. We won more than 50 awards across 10 countries for customer service, innovation and performance including being named general insurer of the year by Insurance Times in the UK; Aviva France's product range was recognised by several awards from specialist industry publication "Les Dossiers de l'Épargne" and our Singapore business won the service channel innovation award for our direct channel at the IDC Financial Insights Awards.

Our success depends on our people...

I am grateful to all my colleagues for their dedication, hard work, and professionalism. I am delighted that we have made encouraging progress in improving employee satisfaction during 2011 and we will continue to work hard at this.

During the year we further strengthened the senior management team. Trevor Matthews, a highly experienced and well-regarded insurance industry leader, became UK CEO in December.  We also appointed Cathryn Riley to the group executive committee as Chief Information Officer to lead our global IT strategy and drive the best use of emerging technology for Aviva and its customers.

...and we play a responsible role in society.

Aviva is a profitable and sustainable business able to meet our responsibilities not just to our shareholders but also to our customers, our employees and society. During 2011, we paid out £33 billion in claims and benefits to our customers, and our staff across the group dedicated 60,000 hours of time to volunteering schemes.

We have an important role to provide our customers with prosperity and peace of mind. But we also have a wider commitment to society, supporting those who are not our customers through our Street to School programme where we have now helped 400,000 children. We have been ranked in the top five companies globally in FTSE4 Good's rating of companies' corporate responsibility commitments and performance, and recognised as the most reputable financial services company in the UK by the Reputation Institute.

Well placed to build on our strong performance

We are well placed to build on last year's performance and we are therefore increasing our operating targets.  Although the economic environment is likely to remain tough for the foreseeable future, we have built a strong, sustainable and diverse business well positioned for further profitable growth.

Andrew Moss
Group Chief Executive

Chief financial officer's review

Strong operating capital generation

The actions we took in 2011 to improve profitability, increase operating capital generation and focus on our balance sheet strength, have underpinned Aviva's resilience.

Growing profits...

Operating profit was £2.5 billion, broadly in line with 2010 despite the reduced contribution from Delta Lloyd following its deconsolidation in May 2011. On a continuing basis, excluding Delta Lloyd, operating profit increased 6% to £2,155 million (FY 2010: £2,026 million). This was the result of successfully allocating capital to our most profitable markets, disciplined underwriting and management of expenses and the underlying strength and scale of our in-force portfolios.

... and significantly increased operating capital generation

In 2011 Aviva increased operating capital generation by £0.4 billion to £2.1 billion, an excellent result especially in the context of challenging financial markets.

Improved profitability in both life insurance and general insurance businesses meant that capital generation from the in-force life portfolio increased to £2.3 billion and the general insurance business contributed £0.6 billion overall. At the same time we reduced capital consumed in writing new life business by £0.3 billion, driven by both improved capital efficiency and our management of business volumes.

Since 2009 we have more than doubled the amount of operating capital we generate. This has been achieved through cost management on our in-force portfolio and the active management of new business volumes, mix and profitability.  We have also benefitted from key management initiatives such as the reattribution of the inherited estate in the UK life business.

The disciplined allocation of capital to areas where we can earn the greatest returns means that we increased our life new business IRR to 14.4% with each region delivering new business profitability levels above our target.

In Europe we have significantly reduced sales of capital intensive with-profits products which led to an improvement in the life new business IRR to 14%. In the UK we have rapidly grown market share in individual annuities and delivered an IRR of over 25% in this product area.

A strong life insurance result...

Our life insurance performance was strong with operating profits of £2,123 million, an increase of 7% (FY 2010: £1,988 million). This improvement was driven by increases in a number of drivers of our profits.  Underwriting margin increased by £63 million to £815 million (FY 2010: £752 million) particularly as a result of higher expense margins.

New business income contributed £1,037 million, with strong annuity volumes and profit growth in the UK offsetting lower volumes in Europe and the US. New business income margin, as a percentage of annual premium equivalent sales, was stable at 29%.

Investment return was another important driver of operating profits, up 6% at £2,760 million (FY 2010: £2,606 million), underlining our strong track record of effective management of credit risk. Within this total, credit spread income on our annuity portfolio increased by £125 million to £813 million, reflecting our ability to earn good margins in a low interest rate environment.

...and a good contribution from general insurance

We have successfully grown our general insurance business and delivered high quality earnings as a result of actions we've taken in pricing, underwriting and costs. General insurance and health profits increased by 3% to £935 million. The Group delivered a strong underwriting result up by 10% to £224 million.

The improved combined operating ratio (COR) of 96.8% (FY 2010: 97.1%) was a result of the significant improvements we have made in pricing and efficiency over the last few years.  These results are driven by current year profitability with the current year COR at 96.4%, and are not dependent on prior year reserve releases giving us confidence in the sustainability of this performance.

We have successfully increased rates in a number of markets. In the UK for example we delivered a particularly strong performance as we took action to increase rates in personal and commercial motor and net written premiums were 8% higher at £4,371 million.

Our strength in underwriting also contributed significantly. In the UK, for example, our direct book has seen a decreasing trend in bodily injury claims frequency in the last three years whilst the market has seen an increasing trend.

Total earnings impacted by market conditions

IFRS profit before tax was £87 million (FY 2010: £2.4 billion). This includes a loss of £726 million relating to Delta Lloyd for the first four months of the year as a result of the reversal of investment variance gains seen in 2010. Profits from Aviva's continuing operations (including our share of Delta Lloyd as an associate) were £813 million for the year. Operating profits were offset by adverse investment variances of £1,062 million, the vast majority of which were unrealised, which arose largely from widening credit spreads on government and corporate bonds. The profit on disposal of the RAC business was offset by restructuring and integration costs and write downs in the value of our holdings in Delta Lloyd.

Aviva has high quality, well managed and diverse fixed income portfolios and we have delivered a consistently strong performance across these assets over a number of years.

Operating earnings per share (EPS) was 53.8p (FY 2010: 55.1p). Total EPS was 5.8p (FY 2010: 50.4p) reflecting those credit spread movements seen in the year and the impact of the reversal of investment gains in Delta Lloyd in 2010.

Capital management

The actions we have taken in 2011, particularly with the sell down of Delta Lloyd and the sale of RAC, provided important support to our capital position as economic conditions worsened in the second half of the year.
 -------------------------------------------------------------

The sale of a further 15% in Delta Lloyd deconsolidated Delta Lloyd from Aviva's accounts and significantly de-risked our balance sheet.

We also sold RAC for cash consideration of £1.0 billion, at 17 times earnings, at the same time increasing Aviva's tangible net assets by £1.0 billion. The deficit in the Group's pension schemes was eliminated during 2011 and now shows a surplus on an IAS19 basis.

We have substantially reduced our asset risk: our mortgage book has reduced from £35 billion in 2010 to £21 billion in 2011 as a result of the deconsolidation of Delta Lloyd and equity holdings in shareholder assets has decreased from £5.3 billion to little more than £1.3 billion over the same period.

The group estimated regulatory capital surplus based on the EU Groups Directive (IGD) was £2.2 billion at 31 December 2011. This was impacted by adverse market movements seen in the second half of the year, particularly in interest rates and credit spreads in continental Europe, which reduced the total by around £1.5 billion. This was offset by the positive contribution from operating profits and capital management actions we have taken.

Asset valuations improved in the first two months of 2012 and the estimated IGD solvency surplus at 29 February 2012 was £3.3 billion which represents a coverage ratio of 150%.

Aviva's estimated economic capital surplus* coverage was approximately 125% at 31 December 2011 (FY 2010: 140%). This was impacted by negative movements in credit markets offsetting the increase in retained profits. Since the end of the year as a result of  market improvements and management actions the estimated economic capital surplus coverage has increased to approximately 145% to 150% as at 29 February 2012.

Our IFRS net asset value was 435p (FY 2010: 454p). This reflects the profits of the business, the sale of RAC and actuarial gains on the pension scheme, offset by the sell down of Delta Lloyd and the adverse impact of falls in equity, credit and foreign exchange markets.

Aviva's EEV equivalent net asset value per share was 595p (FY 2010: 621p) with the reduction from 2010 driven by the impact of the sell down of Delta Lloyd more than offsetting the increase in retained earnings. Total undiscounted expected profits increased slightly to £33.0 billion (FY 2010: £31.4 billion).

We have a well managed and high quality asset portfolio

Overall asset quality remains strong with modest impairments seen in 2011. In UK corporate bonds, for example, we had very limited default experience of less than 5 basis points and the £770 million UK mortgage provision remains in place.

Our direct shareholder asset exposure (net of minorities) to debt securities of the governments of Greece, Portugal, Ireland, Italy and Spain (including local authorities and government agencies) at 31 December 2011 was £1.3 billion (FY 2010: £1.6 billion), 1% of total shareholder assets.

Focused on capital generation and effective balance sheet management

By focusing on balance sheet strength, operating capital generation and effective allocation of capital, Aviva has shown its resilience in 2011. This has enabled us to pay a healthy dividend.

Our robust performance in life insurance was underpinned by further improvements in capital efficiency and a reduction in costs. Aviva's general insurance business has gone from strength to strength as we delivered a strong underwriting performance and growth in net written premiums.

We are well placed to build on last year's performance and are therefore increasing our operating targets for 2012. We are targeting a general insurance COR of 97% or better, excluding RAC which was a positive contributor to the COR; a life new business IRR of 13%; and between £1.6 and £1.9 billion of operating capital generation.

We are confident about our prospects in 2012 as we continue to focus on operating capital generation and manage our balance sheet effectively to ensure that Aviva remains financially strong.

Pat Regan
Chief financial officer

*The economic capital surplus represents an estimated unaudited position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for through five years of stressed contributions

Regional performance

United Kingdom

As the UK's leading insurer, having our life and general insurance businesses under one powerful brand, combined with our scale and broad product offering and distribution, gives us a strong competitive advantage.

Our life insurance business goes from strength to strength, with operating profits at a record level. Our broad product range and unrivalled distribution network helped to drive up our overall share of the UK life and pensions market to 12%* with gains in our core markets of workplace savings, 'at retirement' (annuities and equity release) and protection.

As we continue to serve customers and price our products well, customers are choosing to stay with us. For example we have achieved further increases in the already high proportion of people continuing to invest with us when their Aviva pension policies mature.

The general insurance business, which is the UK market leader, generated good, profitable growth as a result of our expertise in underwriting and claims management, our risk selection and sophisticated pricing. We achieved particularly strong results in personal motor insurance with net written premiums (excluding RAC) up 32% at more than £1.1 billion.

We have more than two million personal motor customers in the UK, as a result of the successful roll out of direct pricing to brokers and the launch of quotemehappy.com, which offers low-cost insurance to careful drivers and already contributes more than 10% of our total new personal motor customers.
Customer satisfaction levels and employee engagement have increased, with customer complaints down 20% in 2011. We've been changing the way we look after our customers by simplifying our processes and making them more customer-friendly. In our existing annuity business this has delivered a 26 point improvement in our Transactional Net Promoter Score™, achieved significant cost savings and helped reduce call volumes by around 20%.

Our progress has been recognised by the industry. We were voted General Insurer of the Year (Insurance Times) and Health Insurer of the Year (Health Insurance Awards).

Looking ahead, we aim to become the undisputed UK market leader in life and general insurance. We will focus on underwriting and disciplined risk-selection in general insurance. In life insurance, our strategy and strong market positions mean we are well-placed to take advantage of regulatory changes, such as the Retail Distribution Review and auto-enrolment. We will also maintain our strong position in markets less likely to be affected by these changes, such as protection and annuities.

■ Operating profit up 8% to £1,451 million
■ Life operating profits up 9% to £931 million† with sales up 10% to £11,315 million and new business IRR of 15%
■ General insurance and health operating profit‡ up 7% to £520 million with net written premiums up 8%‡ at £4,844 million and COR of 96%

*Q311 ABI returns

†Includes £11 million of fund management operating profit

‡Excludes Aviva Re and agencies in run off.

Europe

Aviva has a strong presence in France, Spain, Italy, Poland and Ireland, and growing businesses in Russia and Turkey. We are a top six life insurer in all our markets, which together account for 15% of the world's insurance premiums.

Consistent with our strategic aim to sharpen our geographic focus we ended our partnership in UAE and, in January 2012, we agreed the sale of our businesses in the Czech Republic, Hungary, Romania and our exit from Slovakia.

In France our pricing and underwriting expertise enabled us to deliver a very strong general insurance result. Our life business is resilient and delivered robust profits. We continued to focus on value over volume reducing sales of capital intensive with-profit products. Sales through Credit du Nord grew 13%, a successful performance in a challenging market.

Spain, despite difficult economic conditions, delivered record operating profits of £216 million. As part of our focus on delivering good value and service for customers we introduced a new unit-linked product, helping to support our strong life new business IRR at 23%.

In Italy our key focus was value over volume, taking strong actions to reduce sales of capital intensive with-profit products, resulting in increased life operating profits and a smaller Italian balance sheet. Our general insurance business in Italy was significantly impacted by adverse development on prior year reserves in motor. We initiated management actions to start to return COR to Group target.

In Poland we refocused our direct sales force ahead of pension legislation changes, equipping them with the skills and tools to offer customers a broader range of insurance products. This resulted in significant growth in unit-linked products, protection sales and general insurance.

We are combining the Irish business with the UK to improve competitiveness and efficiency and management actions have begun to capitalise on our UK capability and scale.

In Russia and Turkey our life and pension sales growth continues as we begin to take advantage of the market potential.

In the short-term we expect that volume and mix in our mature markets of France, Italy and Spain, will be impacted by subdued consumer demand as a result of the macroeconomic environment.

In the longer term our combination of life and general insurance, strong market franchises and our underwriting and pricing expertise will enable us to benefit from the significant opportunity in Europe.

■ Operating profit up 4% to £937 million
■ Life operating profits up 1% to £898 million with sales down 20% at £10,891 million and life new business IRR of 14%
■ General insurance and health operating profit up 26% to £137 million with net written premiums up 5% at £2,059 million and COR of 101%

North America

In North America we produced a third consecutive year of growth in operating profits as a result of our pricing, sophisticated underwriting and cost management. While the insurance market in North America is exceptionally competitive, we improved operating profits by 15% and generated £0.4 billion of operating capital.

We increased profits in the US as a result of pricing discipline and the growth in profitability of our life and annuity in-force book. We've increased sales of life insurance products, which now account for more than a quarter of our total US sales. We've achieved this by offering attractive products which provide financial security for our customers, delivering excellent customer service and by maintaining deep relationships with our key distribution partners.

In Canada, where we are the second-largest general insurer, we continued to improve our results by focusing on profitable business, reducing our costs to make Aviva significantly more competitive and using technology to enhance our underwriting capabilities. We believe we are one of the more sophisticated insurers in the market at assessing and selecting risks.

We are confident that by maintaining strong pricing discipline, focusing on customer service, and building on strengths in  underwriting, we will deliver further profitable growth.

■ Operating profit up 15% to £433 million
■ Life operating profits up 13% to £197 million with sales down 17% at £3,932 million and life new business IRR of 14%
■ General insurance operating profit up 14% to £254 million with net written premiums up 6% at £2,083 million and COR of 95%

Asia Pacific

We more than doubled operating profit as we redesigned and promoted products to address consumers' changing needs, reduced our costs and developed new ways to reach our customers, including internet sales and the introduction of Aviva Advisors in Singapore and Hong Kong.

We produced a strong performance in Singapore, where our bancassurance agreement with DBS Bank grew from strength to strength. This enabled us to reach more customers and contributed to a 56% increase in life and pension sales.

In China, a combination of regulatory changes, coupled with the impact of high interest rates on short term deposits led to reduced sales across the industry.  Throughout this period, we continued to focus on building our customer base in the high-net-worth market, restructured our agency force and emphasised the importance of long term savings and retirement planning to our customers. As a result our profitability increased.

In India regulatory changes caused the industry to shift towards traditional endowment and protection products. We were early in identifying the trend and started to offer these products in 2010, resulting in significantly higher margins in 2011.

The longer-term outlook for our business in Asia remains positive with the low penetration rates of insurance products in many markets, high GDP growth, a growing middle-class and rising wealth. We remain focused on increasing our franchise value through profitable, organic growth.

■ Operating profit up 126% to £70 million
■ Life operating profits up 52% to £108 million with sales up 10% to £1,782 million and life new business IRR of 13%*

*Excluding Taiwan, regional IRR is 14%

Aviva Investors

We achieved record net funded external sales up 137% on an underlying basis* with in addition £1 billion of committed but unfunded sales. We did this by focusing our sales effort on a range of core investment solutions and strategies in key institutional markets. Independent internal and external client service rankings also improved.

We continued to invest in our global infrastructure to support future business growth and meet the increasing expectations of regulators and clients. Combined with market movements and the impact of clients' lower risk appetite, this led to slightly lower operating profits of £91 million.

In the fourth quarter we reviewed our business to ensure we are well-placed to prosper despite challenging market conditions. We propose to streamline our business, concentrating on our core strengths in fixed income, real estate and multi asset solutions, and focusing sales and marketing activity on institutional markets.

We plan to scale back distribution to retail investors, although in the UK in particular we will continue to offer investment products and solutions to retail investors through Aviva and our network of banks, insurers and brokers.

* Underlying sales exclude the exceptional impact of £0.5 billion of assets redeemed as a result of the sale of our Australian business during the year.

■ Operating profit down 9% to £91 million
■ Underlying* net funded external sales excluding liquidity funds up 137% to £5.6 billion
■ 60% of institutional funds performed above benchmark
■ Further improvement in internal and external client service rankings (Investit)

Notes to editors

Aviva provides 43 million customers with insurance, savings and investment products.

We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive. Follow us on twitter @avivaplc.

All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.87 (12 months to 31 December 2010 : 1 euro = £0.85) and US$1 = £0.63 (12 months to 31 December 2010: US$1 = £0.65).

Income statements and cash flows of foreign entities are translated at average exchange rates while their balance sheets are translated at the closing exchange rates on 31 December 2011.

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").
      This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.
      For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 24 March 2011. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Net Promoter, NPS, and Net Promoter Score are trademarks of Satmetrix Systems, Inc., Bain & Company, and Fred Reichheld

Contacts

Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 David Elliot +44 (0)207 662 8048 Shaheen Iqbal +44 (0)207 662 2111	Nigel Prideaux +44 (0)20 7662 0215 Sue Winston +44 (0)20 7662 8221 Andrew Reid +44 (0)20 7662 3131	Media conference call 0730 hrs GMT Analyst presentation 0930 hrs GMT Presentation slides available at www.aviva.com from 0930 hrs GMT Live webcast www.aviva.com	Overview 1 Financial supplements IFRS 37 New business 99 Capital management 105 Analysis of Assets 123 MCEV 153 Glossary 191 Shareholder services 196

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/9286Y_1-2012-3-8.pdf

End of part 1 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary